LIQUIDATION PLAN
            Exhibit 4.2.2 - Form of Association Note
                           NON-NEGOTIABLE
                           PROMISSORY NOTE

Principal Amount
$----------------
(subject to adjustment
as described below)
                                  Effective Date: ---------------



For value received pursuant to the Liquidation Plan regarding the insolvency and liquidation of the Statesman National Life Insurance Company ("Liquidation Plan") and the <American Capitol Assumption Agreement or Texas Imperial Assumption Agreement> ("Assumption Agreement") and the ---------- Life and Health Insurance Guaranty Association as a Participating Guaranty Association ("Maker"), promises to pay to the order of <American Capitol Insurance Company or Texas Imperial Life Insurance Company> or assigns ("Holder") the principal sum of $--------. The principal sum identified herein is subject to adjustment in accordance with the Liquidation Plan and the Assumption Agreement.

The principal amount outstanding shall earn interest at a fixed rate equal to 5.3%.

The first payment of said principal shall be made on the first business day ninety days after the Liquidation Plan Closing Date, in an amount equal to $---------- with all accrued and unpaid interest due and payable on that date. The second and final payment of said principal shall be made on the first business day after the Plan Termination Date, with all accrued and unpaid principal and interest due and payable on that date. These payments are subject to adjustment in accordance with the terms of the Liquidation Plan and Assumption Agreement, including but not limited to Article VI of the Assumption Agreement and a reduction in the form of the Enhancement. Each payment by Maker shall be made to Holder by means of immediately available cash or by wire transfer to ---------_; Account No. --------or at such other address as the Holder shall designate.

Maker waives presentment for payment, protest and demand, notice of protest, demand and or dishonor and nonpayment of this Note, and consents that Holder may but shall not be required to extend the time of payment for a one year period up to and including the sixth anniversary of the Closing Date or otherwise modify the terms of payment of any part or the whole of the debt evidenced by this Note, at the request of Maker, and such consent shall not alter or diminish the liability of any person.

Maker agrees to pay all costs of collection, including reasonable attorneys' fees, in case the principal sum under this Note or any payment due by Maker for the principal or any interest thereon is not paid at the respective maturity thereof.

Maker reserves the right to prepay this Note in full or partially at any time without any premium or penalty. Prepayments shall be applied first to reduce accrued unpaid interest, then to reduce the principal balance due on the next scheduled installment payment.

This Note shall be construed in accordance with the Liquidation
Plan, including but not limited to, the Jurisdiction and Accounting Procedure in Section 8 of the Liquidation Plan.
Pursuant to the Liquidation Plan, this Note is an admissible asset on the books of Holder.

Maker and Holder stipulate that, in the event Maker fails to fulfill its obligations on this promissory note, the note and the related liabilities will revert back to Maker.

The covenants of Maker contained in this Note shall be binding upon its successors and assigns.

If any provisions of this Note shall be determined to be invalid or unenforceable under law, such determination shall not affect the validity or enforcement of the remaining provisions of this Note.

IN WITNESS WHEREOF, the undersigned Maker has caused this Note to be executed the day and year first above written.


-----------------Life & Health Insurance Guaranty Association

By:  -------------------------------------
     Chairman of the -------------- Life &
     Health Insurance Guaranty Association

Date: -------------------------------------